UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

PAPA MURPHY’S HOLDINGS, INC.

(Name of Subject Company)

PAPA MURPHY’S HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Victoria J. Tullett, Esq.

Chief Legal Officer and Corporate Secretary

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven G. Rowles Shai Kalansky Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	John R. Thomas Joe Bailey Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, OR 97209 (503) 727-2000	Neil Kravitz Fasken 800, rue du Square-Victoria bureau 3700 Montréal, Québec H4Z 1E9 Canada (514) 397-7551

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Papa Murphy’s Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on April 25, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by MTY Columbia Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of MTY Franchising USA, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding Shares at a purchase price equal to $6.45 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2019, and in the related Letter of Transmittal, in each case, as may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note:

As described below in Item 8 of the Schedule 14D-9 under the heading “Litigation Related to the Transactions”, and as previously disclosed on May 6, 2019 and May 10, 2019, several purported stockholders have filed putative class action lawsuits challenging, among other things, the adequacy of the disclosures made in connection with the Transactions. The Company and the other defendants in these lawsuits vigorously deny that they have committed any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the lawsuits, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties. The Company and the other defendants in these lawsuits deny that any further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. However, solely to avoid the distraction of expedited litigation in connection with these lawsuits, which may delay or otherwise adversely affect the completion of the Transactions, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. None of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. Nothing in this document shall be deemed an admission of the legal necessity for, or materiality under any applicable laws of, any of the additional disclosures set forth herein. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The Company’s additional disclosures are as follows:

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by adding the following sentence immediately following the fifth sentence of the thirteenth paragraph under such heading, which appears on page 18 of the Schedule 14D-9:

“Parent, MTY, Merger Sub, and the Company believe that the Merger Agreement does not prevent the Company from waiving the standstill provisions in connection with a request for such a waiver to allow a counterparty to make an unsolicited Superior Proposal (as defined in the Merger Agreement).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2019

PAPA MURPHY’S HOLDINGS, INC.

By:	/s/ Nik Rupp
Name:	Nik Rupp
Title:	Chief Financial Officer